

DRILLING TOOLS inc.

1507 - 4th Street, Nisku, Alberta, Canada T9E 7M9
Tel: (780) 955-8828 Fax: (780) 955-3309
E-mail: blackmax@nql.com
website: http://www.nql.com

05008282

SUPPL

RECEIVED MAY 19 2005 MAIL PROCESSING SECTION WASH. D.C. 209

PROCESSED MAY 24 2005 THOMSON FINANCIAL

Our File: 300.171

May 17, 2005

United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames;

**Re: NQL Drilling Tools Inc. (the "Issuer")**
**Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934**
**Your File No. 82-2052**

---

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's submission of April 14, 2005:

| INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i) | WHEN IT IS REQUIRED TO BE MADE PUBLIC | BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS |
|---|---|---|
| 1. Information which the Issuer has made or is required to make public since April 14, 2005 pursuant to the laws of Canada: | | |
| a. News releases | immediately | Issuer |
| i. May 4, 2005 | | |
| ii. May 12, 2005 | | |
| b. Management's Discussion and Analysis for the first quarter ended March 31, 2005 | within 45 days from end of quarter | Issuer |
| i. May 12, 2005 | | |
| c. First Quarter Report (includes Management's Discussion and Analysis) for the first quarter ended March 31, 2005 | within 45 days of end of quarter | Issuer |
| i. May 12, 2005 | | |
| d. Form 52-109FT2 – Certification of Interim Filings - CFO | upon filing of financials | Issuer |
| i. May 12, 2005 | | |
| e. Form 52-109FT2 – Certification of Interim Filings - CEO | upon filing of financials | Issuer |
| i. May 12, 2005 | | |
| f. Confirmation of mailing | upon mailing of financials | Issuer |
| i. May 17, 2005 | | |

dlw 5/24

NQL is listed on the Toronto Stock Exchange (NQLA).

2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:

   a. the same information as referred to in items: 1. a. to f. inclusive

3. Materials which the Issuer has distributed to security holders as set out in a supplemental mailing list (maintained by the transfer agent for the Issuer):

   a. First Quarter Report (includes Management's Discussion and Analysis) for the first quarter ended March 31, 2005 — upon filing of financials

      i. May 13, 2005

We trust you will find the foregoing satisfactory. Should you have any questions or comments, please do not hesitate to contact the undersigned by telephone (780-955-6474) or e-mail (sue.foote@nql.com).

Regards,

Susan J. Foote
Corporate Secretary

Enclosures



DRILLING TOOLS inc.

# NQL Drilling Tools Inc. Annual Meeting / Q1 Conference Call

NISKU, AB, May 4, 2005 /CNW/ - NQL Drilling Tools Inc. (TSX – NQL.A)

## NQL Drilling Tools Inc. to Webcast Annual Meeting

NQL Drilling Tools Inc., will hold its Annual and Special Meeting (the "Meeting") on Thursday, May 12th, 2005, at 2:00 p.m. (mountain time) at the Metropolitan Conference Centre (Plaza Room) 333 Fourth Avenue SW, Calgary, Alberta.

A live webcast (listen-only mode) of the presentation section of the Meeting will be available at 2:15 p.m. (mountain time) at:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1104620

A replay of the Meeting will be available through the webcast archives at www.newswire.ca.

## NQL Drilling Tools Inc. to host 1st Quarter Results Conference Call

Kevin Nugent, President and CEO of NQL Drilling Tools Inc., will host a conference call on Friday, May 13, 2005 at 2:00 p.m. (Eastern Time), 12:00 noon (Mountain Time) to discuss first quarter financial results which are expected to be released on Thursday, May 12, 2005. To participate in the conference call, please dial 416-640-4127 in Toronto and internationally. If you are connecting from other parts of Canada or the U.S., dial 800-814-4890. Please call 10 minutes prior to the start of the call. In addition, a live webcast (listen-only mode) of the conference call will be available at:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1109680

A replay of the conference call will be available at 416-640-1917 or 877-289-8525, passcode 21122506 followed by the number sign from 6:00 p.m. (Eastern Time) May 13th to 11:59 p.m. (Eastern Time) June 13th or through the webcast archives at www.newswire.ca.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.A.

For further information please contact: Kevin L. Nugent, President and Chief Executive Officer, 403-266-3700 or kevin.nugent@nql.com.

## FOR IMMEDIATE RELEASE

## NQL ANNOUNCES FIRST QUARTER 2005 RESULTS

May 12, 2005
Nisku, Alberta

NQL Drilling Tools Inc. (TSX – NQL.A) announced today its financial results for the period ended March 31, 2005.

Strong industry conditions and the restructuring efforts of management combined to produce excellent results for NQL during the first quarter of 2005. Revenue increased 36 percent when compared to 2004 while EBITDA and income from continuing operations increased by 349 percent and 377 percent, respectively. Net income and income from continuing operations for the three months ended March 31, 2005 were $3.5 million ($0.08/share) compared to the corresponding 2004 loss from continuing operations and net loss of $1.3 million ($0.03/share) and $0.9 million ($0.02/share), respectively. A significant increase in revenue and margins, combined with reductions in interest expense and stock based compensation, resulted in the large year-over-year increase in earnings and earnings per share.

For the three months ended March 31, 2005, NQL recorded revenue of $21.9 million representing an increase of $5.8 million (36 percent) over the $16.1 million recorded in 2004. The increase in revenue resulted primarily from strong activity levels in the Company's U.S. and Canadian operations. U.S. operations benefited from a significant year-over-year increase (2005 - $2.3 million; 2004 - $0.4 million) in the Company's EM-MWD product line and strong motor revenue in the Gulf Coast, West Texas and Rocky Mountain regions. In Canada, the Company benefited from the strong drilling activity occurring in the industry which resulted in increases from the prior year in the sale of tools (primarily motors and hole openers) and third party manufacturing revenue.

Geographically, revenue was broken down between $6.8 million (2004 - $4.8 million) in Canada, $10.2 million (2004 - $7.2 million) in the United States and $4.9 million (2004 - $4.1 million) from various international locations. International revenue for the first quarter of 2005 included a large sale of motor parts into the Far East ($1.0 million) which did not occur in the first quarter of last year.

Gross margins for the first quarter of 2005 were 53 percent compared to 44 percent in the comparable period of 2004. The increased margin percentage resulted from a number of factors including: a) improved results in the Company's EM product line, which in the prior year posted a negative gross margin percentage; b) cost rationalization efforts started in the latter part of 2004, particularly in Argentina and the US; and c) the impact of spreading the Company's fixed costs over a larger revenue base. General and administrative expenses for the first quarter of 2005 declined by $1.2 million (22 percent) to $4.2 million resulting from management's efforts to reduce NQL's cost structure.

As a result of the improvements in revenue and margins, earnings before interest, taxes, depreciation and amortization ("EBITDA" - which the Company defines as gross margin less

general and administrative expenses) grew to $7.3 million for the first quarter of 2005 from $1.6 million for the three months ended March 31, 2004.

**Outlook**

Looking forward to the remainder of 2005, management expects operating results to continue to be very strong as worldwide drilling activity is anticipated by most experts to remain historically high. However, several factors are anticipated to result in lower overall performance in the second quarter of 2005 when compared to the first quarter including: a) the impact of the seasonal break-up in Canada and its inevitable negative impact on drilling activity; b) the fact that no sales into the Far East are contemplated for the second quarter; and c) temporary slowdowns in certain areas of the United States. Overall, the Company expects the second quarter to be a break-even quarter from a net earnings perspective.

Notwithstanding the anticipated slowdown during the second quarter, NQL anticipates results during the third and fourth quarters to rebound and produce a very strong year in 2005. Currently the Company's expectation for the full year 2005 is revenue of approximately $75 million to $80 million, EBITDA of approximately $19 million to $22 million and earnings per share of approximately $0.15 per share to $0.20 per share.

With the restructuring effort complete and the Company beginning to perform to its capabilities, management has now turned its attention to the pursuit of growth oriented initiatives. NQL boasts a very strong international distribution network and significant expertise in the directional and performance drilling markets. As the Company pursues the development, acquisition and distribution of additional products through its worldwide network, it will do so with a view to adding products complementary to its existing businesses.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.A.

For further information please contact:

Kevin L. Nugent
President and CEO
(403) 266-3700
kevin.nugent@nql.com

## Non-GAAP Measures

*In this press release, we have included additional measures of earnings, such as "EBITDA" (earnings before interest, taxes, depreciation and amortization - which the Company defines as gross margin less general and administrative expenses), as we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in 2005 compared to the prior year. We believe that conventional financial measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.*

## Disclosure Regarding Forward – Looking Statements

*Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, technological change, the demand for services and products provided by NQL and other factors which are described in further detail in NQL's continuous disclosure filings.*

**NQL Drilling Tools Inc.**
**Consolidated Balance Sheets**
*(Unaudited)*

| *(Thousands of Canadian dollars)* | March 31, 2005 | December 31, 2004 |
|---|---|---|
| **ASSETS** | | |
| CURRENT | | |
| Cash | $ 3,809 | $ 2,321 |
| Accounts receivable | 23,205 | 21,496 |
| Income taxes recoverable | 313 | 430 |
| Inventory | 20,229 | 19,715 |
| Prepaid expenses | 565 | 437 |
| Future income taxes | 3,309 | 3,050 |
| | 51,430 | 47,449 |
| Other assets | 58 | 140 |
| Future income taxes | 5,861 | 6,717 |
| Capital assets | 62,415 | 64,797 |
| Deferred charges | 1,117 | 1,189 |
| Goodwill | 2,744 | 2,744 |
| | $123,625 | $123,036 |
| **LIABILITIES** | | |
| CURRENT | | |
| Bank indebtedness | $ - | $ 894 |
| Accounts payable and accrued liabilities | 8,362 | 9,793 |
| Income taxes payable | 393 | 384 |
| Current portion of long-term debt | 3,676 | 4,927 |
| | 12,431 | 15,998 |
| Long-term debt | 585 | 570 |
| Future income taxes | 730 | 763 |
| | 13,746 | 17,331 |
| **SHAREHOLDERS' EQUITY** | | |
| Capital stock | 178,418 | 178,284 |
| Contributed surplus | 5,950 | 5,862 |
| Deficit | (59,646) | (63,119) |
| Cumulative translation adjustment | (14,843) | (15,322) |
| | 109,879 | 105,705 |
| | $123,625 | $123,036 |

**NQL Drilling Tools Inc.**
**Consolidated Statements of Operations**
*(Unaudited)*

| *(Thousands of Canadian dollars, except share and per share data)* | **For the three months ended March 31,** | |
|---|---|---|
| | **2005** | **2004** *(restated)* |
| **Revenue** | $21,874 | $16,054 |
| Direct expenses | 10,300 | 9,012 |
| Gross Margin | 11,574 | 7,042 |
| **Expenses** | | |
| General and administrative | 4,236 | 5,406 |
| Amortization | 2,453 | 2,005 |
| | 6,689 | 7,411 |
| Income (loss) from continuing operations before undernoted | 4,885 | (369) |
| Interest expense | (164) | (735) |
| Stock based compensation | (100) | (599) |
| Foreign exchange loss | (57) | (278) |
| Other income | 24 | - |
| Income (loss) from continuing operations before income taxes | 4,588 | (1,981) |
| Income tax (expense) recovery | | |
| Current | (398) | 192 |
| Future | (717) | 534 |
| | (1,115) | 726 |
| Income (loss) from continuing operations | 3,473 | (1,255) |
| Income from discontinued operations, net of income taxes | - | 309 |
| Net income (loss) | $3,473 | $ (946) |
| **Earning (loss) per common share** | | |
| Earnings (loss) per common share from continuing operations | | |
| Basic and diluted | $0.08 | $(0.03) |
| Earnings per common share from discontinued operations | | |
| Basic and diluted | $0.00 | $ 0.01 |
| Earnings (loss) per common share – net | | |
| Basic and diluted | $0.08 | $(0.02) |
| Weighted average common shares outstanding – basic | 41,910,883 | 42,611,064 |
| Weighted average common shares outstanding – diluted | 41,996,850 | 42,611,064 |

**NQL Drilling Tools Inc.**

**Consolidated Statements of Deficit**

*(Unaudited)*

*(Thousands of Canadian dollars)*

| | For the three months ended March 31, | |
|---|---|---|
| | **2005** | **2004** |
| Deficit, beginning of period | $ (63,119) | $ (25,884) |
| Net income (loss) for the period | 3,473 | (946) |
| Deficit, end of period | $ (59,646) | $ (26,830) |

**NQL Drilling Tools Inc.**
**Consolidated Statements of Cash Flow**
*(Unaudited)*

| *(Thousands of Canadian dollars)* | For the three months ended March 31, 2005 | 2004 (restated) |
|---|---|---|
| **Net inflow (outflow) of cash related to the following activities** | | |
| **OPERATING ACTIVITIES** | | |
| Income (loss) from continuing operations | $ 3,473 | $ (1,255) |
| Items not affecting cash | | |
| Amortization | 2,453 | 2,005 |
| Amortization of deferred financing costs | 19 | 26 |
| Stock-based compensation | 100 | 599 |
| Future income taxes | 717 | (534) |
| Gain on sale of capital assets | (105) | (102) |
| | 6,657 | 739 |
| Net change in operating working capital items from continuing operations | (3,688) | (1,557) |
| **Cash provided by (used in) continuing operations** | 2,969 | (818) |
| **Cash provided by discontinued operations** | - | 170 |
| **Total cash provided by (used in) operating activities** | 2,969 | (648) |
| **FINANCING ACTIVITIES** | | |
| Bank indebtedness – net | (894) | 5,032 |
| Issuance of capital stock | 122 | 45 |
| Proceeds from long-term debt | 58 | 34,840 |
| Repayment of long-term debt | (1,305) | (34,455) |
| Cash used in discontinued operations | - | (2,896) |
| **Cash (used in) provided by financing activities** | (2,019) | 2,566 |
| **INVESTING ACTIVITIES** | | |
| Other assets | 83 | (29) |
| Proceeds from the sale of capital assets | 1,846 | 1,013 |
| Deferred charges | (26) | (469) |
| Purchase of capital assets | (1,365) | (1,789) |
| Cash used in discontinued operations | - | (367) |
| **Cash provided by (used in) investing activities** | 538 | (1,641) |
| Increase in cash | 1,488 | 277 |
| Cash, beginning of period | 2,321 | 2,031 |
| Cash, end of period | $3,809 | $2,308 |
| **Supplementary disclosure of cash flow information** | | |
| Interest paid | $ 192 | $ 919 |
| Income taxes paid (received) | $ 247 | $ (387) |

## MANAGEMENT'S DISCUSSION AND ANALYSIS

*This Management's Discussion and Analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements of the Company as at, and for the three months ended March 31, 2005 and 2004, and should also be read in conjunction with the audited consolidated financial statements and MD&A for the year ended December 31, 2004. The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). This MD&A is dated May 5, 2004. Additional information, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.*

### *Revenue*

For the three months ended March 31, 2005, NQL recorded revenue of $21.9 million representing an increase of $5.8 million (36 percent) over the $16.1 million recorded in 2004.

The increase in revenue resulted primarily from strong activity levels in the Company's U.S. and Canadian operations. U.S. operations benefited from a significant year-over-year increase (2005 - $2.3 million; 2004 - $0.4 million) in the Company's EM-MWD product line and strong motor revenue in the Gulf Coast, West Texas and Rocky Mountain regions. In Canada, the Company benefited from the strong drilling activity occurring in the industry which resulted in increases from the prior year in the sale of tools (primarily motors and hole openers) and third party manufacturing revenue.

Geographically, revenue was broken down between $6.8 million (2004 - $4.8 million) in Canada, $10.2 million (2004 - $7.2 million) in the United States and $4.9 million (2004 - $4.1 million) from various international locations. International revenue for the first quarter of 2005 included a large sale of motor parts into the Far East ($1.0 million) which did not occur in the first quarter of last year.

### *Expenses and Margins*

Gross margins for the first quarter of 2005 were 53 percent compared to 44 percent in the comparable period of 2004. The increased margin percentage resulted from a number of factors including: a) improved results in the Company's EM product line, which in the prior year posted a negative gross margin percentage; b) cost rationalization efforts started in the latter part of 2004, particularly in Argentina and the US; and c) the impact of spreading the Company's fixed costs over a larger revenue base.

### *General and Administrative*

General and administrative expenses for the first quarter of 2005 declined by $1.2 million (22 percent) to $4.2 million from $5.4 million in 2004 resulting from management's efforts to reduce NQL's cost structure. The reduction occurred in most areas of the Company's operations but was concentrated in Canada and the US.

### *Amortization*

Amortization expense increased for the three months ended March 31, 2005 to $2.5 million from $2.0 million for the same period last year. The majority of the increase relates to amortization expense for the EM-MWD product line and Bolivian operations. As the EM-MWD product line and Bolivian operations were classed as held for sale in the first quarter of 2004, no amortization expense was recorded on these assets in accordance with the requirements under Canadian GAAP. As the Company terminated the sales process related to the EM-MWD product line and the Bolivian operations in late 2004, amortization of the respective assets commenced immediately thereafter. As a result, the 2005 figures include amortization on these assets whereas the comparable 2004 figures do not. In addition, effective October 1, 2004 the Company changed its estimates related to the useful life and residual values of certain downhole tools which resulted in increased amortization on these assets for the three months ended March 31, 2005 with no corresponding impact on the first quarter of 2004.

### *Interest*

Interest expense for the first quarter of 2005 decreased significantly when compared to 2004 ($0.2 million compared to $0.7 million). The reduction is primarily due to the year-over-year decline in debt levels.







DRILLING TOOLS inc.

*Stock based compensation*

For the three months ended March 31, 2005, the Company recorded compensation expense relating to stock options totaling $0.1 million compared to $0.6 million in the prior year. The reduction relates to the cancellation of unvested options of former employees. In addition, no options were granted during the first quarter of 2005.

*Discontinued Operations*

During the fourth quarter of 2003, management and the Board conducted an internal analysis of all aspects of the Company and concluded that certain operations were no longer central to the longer-term strategy of the Company. These operations included the Company's operations in Bolivia and its Ackerman International business (sold effective January 1, 2004). Throughout 2004, management carried out an active program to locate a buyer for its Bolivian operations. Although the Company received indications of interest from several parties, none decided to proceed with a transaction and as a result the Company terminated the sales process in late 2004. Accordingly, current and prior year's operating results, cash flows and balance sheets for the Bolivian operations have been returned to continuing operations.

In addition, during the first quarter of 2004, the Board of Directors initiated a process to evaluate strategic options for the Company. As a result, certain operations of the Company were marketed for sale and sold during 2004. The operations sold during 2004 included the Company's Fishing Division, Bits Division and its Mexican operations.

As a result, the operating results, cash flows and balance sheets of Ackerman International, the Fishing Division, the Bits Division and the Mexican operations for prior years are shown separately as discontinued operations. Further details regarding discontinued operations can be found in Note 2 to the interim consolidated financial statements.

*Net income (loss) and earnings (loss) per share*

Net income and income from continuing operations for the three months ended March 31, 2005 were $3.5 million ($0.08/share) compared to the corresponding 2004 loss from continuing operations and net loss of $1.3 million ($0.03/share) and $0.9 million ($0.02/share), respectively. The significant increase in revenue and margins, combined with the reductions in interest expense and stock based compensation, resulted in the large year-over-year increase in net earnings and net earnings per share.

(In thousands of Canadian dollars, except per share figures)(1)

| | 1st Q 2005 | 4th Q 2004 | 3rd Q 2004 | 2nd Q 2004 | 1st Q 2004 | 4th Q 2003 | 3rd Q 2003 | 2nd Q 2003 |
|---|---|---|---|---|---|---|---|---|
| REVENUE | $ 21,874 | $ 17,614 | $ 14,853 | $ 16,216 | $ 16,054 | $ 14,293 | $ 20,634 | $ 10,923 |
| INCOME (LOSS) FROM CONTINUING OPERATIONS | $ 3,473 | $ 989 | $ (1,498) | $ (4,207) | $ (1,255) | $ (9,694) | $ (5,018) | $ (24,983) |
| - PER SHARE – BASIC | $ 0.08 | $ 0.02 | $ (0.03) | $ (0.10) | $ (0.03) | $ (0.23) | $ (0.17) | $ (0.91) |
| - PER SHARE – DILUTED | $ 0.08 | $ 0.02 | $ (0.03) | $ (0.10) | $ (0.03) | $ (0.23) | $ (0.17) | $ (0.91) |
| NET INCOME (LOSS) | $ 3,473 | $ 791 | $ (15,131) | $ (21,949) | $ (946) | $ (11,411) | $ (4,375) | $ (42,112) |
| - PER SHARE – BASIC | $ 0.08 | $ 0.02 | $ (0.36) | $ (0.52) | $ (0.02) | $ (0.27) | $ (0.15) | $ (1.53) |
| - PER SHARE – DILUTED | $ 0.08 | $ 0.02 | $ (0.36) | $ (0.52) | $ (0.02) | $ (0.27) | $ (0.15) | $ (1.53) |

(1) This financial data has been prepared in accordance with GAAP.




NQL

## MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

*Capital Resources, Liquidity and Share Capital*

At March 31, 2005, the Company had total debt of $4.3 million (includes a $3.5 million term loan and various other debts totaling $0.8 million) compared with $5.5 million at December 31, 2004.

On March 1, 2005, NQL's Credit Agreement with HSBC Bank Canada was amended to allow the Company to draw up to $10.0 million on its existing Canadian term loan, which had a balance of $3.5 million at March 31, 2005. The amended term loan is payable in quarterly principal payments of $0.8 million, beginning April 30, 2005, with maturity on January 31, 2008. To-date, the Company has not drawn on the additional availability under the term loan.

In addition, on March 1, 2005, the Company amended its operating line of credit with HSBC Bank Canada, reducing the facility from a maximum limit of $20.0 million to $13.0 million to properly reflect the borrowing capabilities of the Company. At March 31, 2005, the Company had not drawn on this facility and had available cash of $3.8 million. In April 2005, the Company utilized a portion of its available cash to repay $2.4 million of its Canadian term loan.

At March 31, 2005, the Company had positive working capital of $39.0 million compared to $31.5 million at December 31, 2004. The increase in working capital reflects the strong operating results experienced during the first quarter.

At March 31, 2005, the Company was in compliance with all its financial debt covenants and management expects to be in compliance throughout the remainder of 2005.

At this time the Company has sufficient availability in its operating lines of credits to meet ongoing obligations.

At May 5, 2005, NQL had 41,999,014 Class A common shares outstanding, 1,780,000 stock options outstanding and 11,856 warrants outstanding. This compares to 41,893,744 Class A common shares, 1,907,500 stock options and 102,126 warrants outstanding at December 31, 2004. The increase in Class A common shares outstanding and the reduction in stock options and warrants outstanding relates to stock options and warrants exercised since year-end. The reduction in stock options also relates to the cancellation of options issued to former employees. Details regarding stock options and warrants can be found in Note 4 to the interim consolidated financial statements.

*New Accounting Standard*

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. The adoption of this Guideline had no effect on the Company's consolidated interim financial statements.

*Outlook*

Looking forward to the remainder of 2005, management expects operating results to continue to be very strong as worldwide drilling activity is anticipated by most experts to remain historically high. However, several factors are anticipated to result in lower overall performance in the second quarter of 2005 when compared to the first quarter including: a) the impact of the seasonal break-up in Canada and its inevitable negative impact on drilling activity; b) the fact that no sales into the Far East are contemplated for the second quarter; and c) temporary slowdown in certain areas of the United States. Overall, the Company expects the second quarter to be a break-even quarter from a net earnings perspective.

Notwithstanding the anticipated slowdown during the second quarter, NQL anticipates results during the third and fourth quarters to rebound and produce a very strong year in 2005. Currently the Company's expectation for the full year 2005 is revenue of approximately $75 million to $80 million, EBITDA of approximately $19 million to $22 million and net earnings per share of approximately $0.15 per share to $0.20 per share.

With the restructuring effort complete and the Company beginning to perform to its capabilities, management has now turned its attention to the pursuit of growth oriented initiatives. NQL boasts a very strong international distribution network and significant expertise in the directional and performance drilling markets. As the Company pursues the development, acquisition and distribution of additional products through its worldwide network, it will do so with a view to adding products complementary to its existing businesses.




NQL

## DISCLOSURE REGARDING FORWARD – LOOKING STATEMENTS

Statements in this management's discussion and analysis relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, technological change, the demand for services and products provided by NQL and other factors which are described in further detail in NQL's continuous disclosure filings.

## NON-GAAP MEASURES

In this management's discussion and analysis, we have included additional measures of earnings, such as "EBITDA" (earnings before interest, taxes, depreciation and amortization - which the Company defines as gross margin less general and administrative expenses), as we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in 2005 compared to the prior year. We believe that conventional financial measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.


NQL
DRILLING TOOLS inc.
Q1

## CORPORATE PROFILE

NQL Drilling Tools Inc. is a Canadian based company that provides downhole tools, services and technology used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. The Company's shares trade on the Toronto Stock Exchange under the symbol "NQL.A".

NQL Drilling Tools Inc., through its subsidiaries ("NQL" or "The Company") offers a number of downhole tools and services, including downhole drilling motors, EM-MWD guidance systems, drilling jars, shock tools and various other complementary products. The Company's downhole drilling motors, shock tools and drilling jars are marketed under the Black Max trademark and are recognized industry leaders on a worldwide basis. NQL's EM-MWD guidance system is an advanced wireless guidance technology marketed under the BlackStar trademark.

The Company also has 85,000 square feet of world class manufacturing space in three locations that manufacture products for internal use and for third party customers. These facilities are capable of producing the vast majority of the mechanical components utilized in the Company's product lines providing NQL with significant flexibility in meeting the timing requirements and specialized needs of its customers.

The Company's operations in Canada are located in Nisku and Calgary, Alberta; and Estevan, Saskatchewan. Operations in the United States are located in Houston, Corpus Christi and Odessa, Texas; Bakersfield, California; Oklahoma City, Oklahoma; Casper, Wyoming; Vernal, Utah; Lafayette, Louisiana; Parkersburg, West Virginia; and Traverse City, Michigan. Internationally the Company operates in Venezuela, Holland, Argentina, Bolivia, and The United Arab Emirates and has a product representative in Singapore.

## DISCLOSURE REGARDING FORWARD – LOOKING STATEMENTS

Statements in this interim report relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, technological change, the demand for services and products provided by NQL and other factors which are described in further detail in NQL's continuous disclosure filings.

## NON-GAAP MEASURES

In this quarterly report, we have included additional measures of earnings, such as "EBITDA" (earnings before interest, taxes, depreciation and amortization - which the Company defines as gross margin less general and administrative expenses), as we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in 2005 compared to the prior year. We believe that conventional financial measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.





## FINANCIAL SUMMARY

| **FINANCIAL RESULTS** (thousands of Canadian dollars, except share and per share data) | For the three months ended March 31, 2005 | For the three months ended March 31, 2004 |
|---|---|---|
| Revenue | $ 21,874 | $ 16,054 |
| EBITDA* | $ 7,338 | $ 1,636 |
| Income (loss) from continuing operations | $ 3,473 | $ (1,255) |
| Per share - basic and diluted | $ 0.08 | $ (0.03) |
| Net income (loss) | $ 3,473 | $ (946) |
| Per share - basic and diluted | $ 0.08 | $ (0.02) |
| Weighted average common shares outstanding | 41,910,883 | 42,611,064 |


$25,000
$20,000
$15,000
$10,000
$5,000
$0
Q1 2004
Q1 2005
Revenue
(Thousands of Canadian Dollars)

| **FINANCIAL POSITION** (thousands of Canadian dollars, except share data) | March 31, 2005 | December 31, 2004 |
|---|---|---|
| Working capital | $ 38,999 | $ 31,451 |
| Total assets | $ 123,625 | $ 123,036 |
| Total debt | $ 3,761 | $ 6,391 |
| Shareholders' equity | $ 109,879 | $ 105,705 |
| Total common shares outstanding | 41,957,406 | 41,893,744 |


$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
Q1 2004
Q1 2005
EBITDA*
(Thousands of Canadian Dollars)

| **FINANCIAL STATISTICS** | For the three months ended March 31, 2005 | For the three months ended March 31, 2004 |
|---|---|---|
| Gross margin as a percentage of revenue (%) | 53 | 44 |
| EBITDA* as a percentage of revenue (%) | 34 | 10 |

| | March 31, 2005 | December 31, 2004 |
|---|---|---|
| Working capital ratio | 4.14:1 | 2.97:1 |
| Debt to equity ratio | 0.03:1 | 0.06:1 |
| Book value per share | $ 2.62 | $ 2.52 |


Quarterly Revenue Breakdown
$23,000
$21,000
$19,000
$17,000
$15,000
$13,000
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
(Thousands of Canadian Dollars)


Quarterly (loss) income from continuing operations
$4,000
$2,000
$0
$(2,000)
$(4,000)
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
(Thousands of Canadian Dollars)

* EBITDA ("earnings before interest, income taxes, depreciation and amortization" - which the Company calculates as gross margin less general and administrative expenses) is not a recognized measure under GAAP. Management believes that in addition to income (loss) from continuing operations and net income (loss), EBITDA is a useful supplemental measure. The Company considers EBITDA to be a useful financial measure of the Company's operating results. Investors should be cautioned that EBITDA should not be construed as an alternative to income (loss) from continuing operations or net income (loss) determined in accordance with GAAP as an indicator of NQL's performance. NQL's method of calculating EBITDA may differ from other companies and accordingly may not be comparable to measures used by other companies.

## MESSAGE TO SHAREHOLDERS

Strong industry conditions and the restructuring efforts of management combined to produce excellent results for NQL during the first quarter of 2005. Revenue increased 36 percent when compared to 2004 while EBITDA and income from continuing operations increased by 349 percent and 377 percent, respectively.

Major influences on the first quarter included:

- Strong demand for the rental and leasing of the Company's EM-MWD tools in Canada, the United States and Australia. This product line effectively ran at full capacity for the entire quarter;
- The closing of the sale of three EM-MWD systems in the United States;
- A significant sale of motor parts into the Far East;
- Strong demand for both the rental and sale of motors in virtually all geographic locations;
- An improvement in gross margins as the Company's operating leverage, combined with impact of cost cutting, began to take hold; and
- Reduced general and administrative costs stemming from the restructuring of the Company.

## MANAGEMENT'S DISCUSSION AND ANALYSIS

*This Management's Discussion and Analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements of the Company as at, and for the three months ended March 31, 2005 and 2004, and should also be read in conjunction with the audited consolidated financial statements and MD&A for the year ended December 31, 2004. The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). This MD&A is dated May 5, 2004. Additional information, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.*

*Revenue*

For the three months ended March 31, 2005, NQL recorded revenue of $21.9 million representing an increase of $5.8 million (36 percent) over the $16.1 million recorded in 2004.

The increase in revenue resulted primarily from strong activity levels in the Company's U.S. and Canadian operations. U.S. operations benefited from a significant year-over-year increase (2005 - $2.3 million; 2004 - $0.4 million) in the Company's EM-MWD product line and strong motor revenue in the Gulf Coast, West Texas and Rocky Mountain regions. In Canada, the Company benefited from the strong drilling activity occurring in the industry which resulted in increases from the prior year in the sale of tools (primarily motors and hole openers) and third party manufacturing revenue.

Geographically, revenue was broken down between $6.8 million (2004 - $4.8 million) in Canada, $10.2 million (2004 - $7.2 million) in the United States and $4.9 million (2004 - $4.1 million) from various international locations. International revenue for the first quarter of 2005 included a large sale of motor parts into the Far East ($1.0 million) which did not occur in the first quarter of last year.

*Expenses and Margins*

Gross margins for the first quarter of 2005 were 53 percent compared to 44 percent in the comparable period of 2004. The increased margin percentage resulted from a number of factors including: a) improved results in the Company's EM product line, which in the prior year posted a negative gross margin percentage; b) cost rationalization efforts started in the latter part of 2004, particularly in Argentina and the US; and c) the impact of spreading the Company's fixed costs over a larger revenue base.





*General and Administrative*

General and administrative expenses for the first quarter of 2005 declined by $1.2 million (22 percent) to $4.2 million from $5.4 million in 2004 resulting from management's efforts to reduce NQL's cost structure. The reduction occurred in most areas of the Company's operations but was concentrated in Canada and the US.

*Amortization*

Amortization expense increased for the three months ended March 31, 2005 to $2.5 million from $2.0 million for the same period last year. The majority of the increase relates to amortization expense for the EM-MWD product line and Bolivian operations. As the EM-MWD product line and Bolivian operations were classed as held for sale in the first quarter of 2004, no amortization expense was recorded on these assets in accordance with the requirements under Canadian GAAP. As the Company terminated the sales process related to the EM-MWD product line and the Bolivian operations in late 2004, amortization of the respective assets commenced immediately thereafter. As a result, the 2005 figures include amortization on these assets whereas the comparable 2004 figures do not. In addition, effective October 1, 2004 the Company changed its estimates related to the useful life and residual values of certain downhole tools which resulted in increased amortization on these assets for the three months ended March 31, 2005 with no corresponding impact on the first quarter of 2004.

*Interest*

Interest expense for the first quarter of 2005 decreased significantly when compared to 2004 ($0.2 million compared to $0.7 million). The reduction is primarily due to the year-over-year decline in debt levels.

*Stock based compensation*

For the three months ended March 31, 2005, the Company recorded compensation expense relating to stock options totaling $0.1 million compared to $0.6 million in the prior year. The reduction relates to the cancellation of unvested options of former employees. In addition, no options were granted during the first quarter of 2005.

*Discontinued Operations*

During the fourth quarter of 2003, management and the Board conducted an internal analysis of all aspects of the Company and concluded that certain operations were no longer central to the longer-term strategy of the Company. These operations included the Company's operations in Bolivia and its Ackerman International business (sold effective January 1, 2004). Throughout 2004, management carried out an active program to locate a buyer for its Bolivian operations. Although the Company received indications of interest from several parties, none decided to proceed with a transaction and as a result the Company terminated the sales process in late 2004. Accordingly, current and prior year's operating results, cash flows and balance sheets for the Bolivian operations have been returned to continuing operations.

In addition, during the first quarter of 2004, the Board of Directors initiated a process to evaluate strategic options for the Company. As a result, certain operations of the Company were marketed for sale and sold during 2004. The operations sold during 2004 included the Company's Fishing Division, Bits Division and its Mexican operations.

As a result, the operating results, cash flows and balance sheets of Ackerman International, the Fishing Division, the Bits Division and the Mexican operations for prior years are shown separately as discontinued operations. Further details regarding discontinued operations can be found in Note 2 to the interim consolidated financial statements.





## MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

*Net income (loss) and earnings (loss) per share*

Net income and income from continuing operations for the three months ended March 31, 2005 were $3.5 million ($0.08/share) compared to the corresponding 2004 loss from continuing operations and net loss of $1.3 million ($0.03/share) and $0.9 million ($0.02/share), respectively. The significant increase in revenue and margins, combined with the reductions in interest expense and stock based compensation, resulted in the large year-over-year increase in net earnings and net earnings per share.

(In thousands of Canadian dollars, except per share figures)[1]

| | 1st Q 2005 | 4th Q 2004 | 3rd Q 2004 | 2nd Q 2004 | 1st Q 2004 | 4th Q 2003 | 3rd Q 2003 | 2nd Q 2003 |
|---|---|---|---|---|---|---|---|---|
| REVENUE | $ 21,874 | $ 17,614 | $ 14,853 | $ 16,216 | $ 16,054 | $ 14,293 | $ 20,634 | $ 10,923 |
| INCOME (LOSS) FROM CONTINUING OPERATIONS | $ 3,473 | $ 989 | $ (1,498) | $ (4,207) | $ (1,255) | $ (9,694) | $ (5,018) | $ (24,983) |
| - PER SHARE – BASIC | $ 0.08 | $ 0.02 | $ (0.03) | $ (0.10) | $ (0.03) | $ (0.23) | $ (0.17) | $ (0.91) |
| - PER SHARE – DILUTED | $ 0.08 | $ 0.02 | $ (0.03) | $ (0.10) | $ (0.03) | $ (0.23) | $ (0.17) | $ (0.91) |
| NET INCOME (LOSS) | $ 3,473 | $ 791 | $ (15,131) | $ (21,949) | $ (946) | $ (11,411) | $ (4,375) | $ (42,112) |
| - PER SHARE – BASIC | $ 0.08 | $ 0.02 | $ (0.36) | $ (0.52) | $ (0.02) | $ (0.27) | $ (0.15) | $ (1.53) |
| - PER SHARE – DILUTED | $ 0.08 | $ 0.02 | $ (0.36) | $ (0.52) | $ (0.02) | $ (0.27) | $ (0.15) | $ (1.53) |

(1) This financial data has been prepared in accordance with GAAP.

*Capital Resources, Liquidity and Share Capital*

At March 31, 2005, the Company had total debt of $4.3 million (includes a $3.5 million term loan and various other debts totaling $0.8 million) compared with $5.5 million at December 31, 2004.

On March 1, 2005, NQL's Credit Agreement with HSBC Bank Canada was amended to allow the Company to draw up to $10.0 million on its existing Canadian term loan, which had a balance of $3.5 million at March 31, 2005. The amended term loan is payable in quarterly principal payments of $0.8 million, beginning April 30, 2005, with maturity on January 31, 2008. To-date, the Company has not drawn on the additional availability under the term loan.

In addition, on March 1, 2005, the Company amended its operating line of credit with HSBC Bank Canada, reducing the facility from a maximum limit of $20.0 million to $13.0 million to properly reflect the borrowing capabilities of the Company. At March 31, 2005, the Company had not drawn on this facility and had available cash of $3.8 million. In April 2005, the Company utilized a portion of its available cash to repay $2.4 million of its Canadian term loan.

At March 31, 2005, the Company had positive working capital of $39.0 million compared to $31.5 million at December 31, 2004. The increase in working capital reflects the strong operating results experienced during the first quarter.

At March 31, 2005, the Company was in compliance with all its financial debt covenants and management expects to be in compliance throughout the remainder of 2005.

At this time the Company has sufficient availability in its operating lines of credits to meet ongoing obligations.

At May 5, 2005, NQL had 41,999,014 Class A common shares outstanding, 1,780,000 stock options outstanding and 11,856 warrants outstanding. This compares to 41,893,744 Class A common shares, 1,907,500 stock options and 102,126 warrants outstanding at December 31, 2004. The increase in Class A common shares outstanding and the reduction in stock options and warrants outstanding relates to stock options and warrants exercised since year-end. The reduction in stock options also relates to the cancellation of options issued to former employees. Details regarding stock options and warrants can be found in Note 4 to the interim consolidated financial statements.





*New Accounting Standard*

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. The adoption of this Guideline had no effect on the Company's consolidated interim financial statements.

*Outlook*

Looking forward to the remainder of 2005, management expects operating results to continue to be very strong as worldwide drilling activity is anticipated by most experts to remain historically high. However, several factors are anticipated to result in lower overall performance in the second quarter of 2005 when compared to the first quarter including: a) the impact of the seasonal break-up in Canada and its inevitable negative impact on drilling activity; b) the fact that no sales into the Far East are contemplated for the second quarter; and c) temporary slowdown in certain areas of the United States. Overall, the Company expects the second quarter to be a break-even quarter from a net earnings perspective.

Notwithstanding the anticipated slowdown during the second quarter, NQL anticipates results during the third and fourth quarters to rebound and produce a very strong year in 2005. Currently the Company's expectation for the full year 2005 is revenue of approximately $75 million to $80 million, EBITDA of approximately $19 million to $22 million and net earnings per share of approximately $0.15 per share to $0.20 per share.

With the restructuring effort complete and the Company beginning to perform to its capabilities, management has now turned its attention to the pursuit of growth oriented initiatives. NQL boasts a very strong international distribution network and significant expertise in the directional and performance drilling markets. As the Company pursues the development, acquisition and distribution of additional products through its worldwide network, it will do so with a view to adding products complementary to its existing businesses.

## NQL DRILLING TOOLS INC. - Consolidated Balance Sheet (unaudited)
(thousands of Canadian dollars)

| | March 31, 2005 | December 31, 2004 |
|---|---|---|
| ASSETS | | |
| CURRENT | | |
| Cash | $ 3,809 | $ 2,321 |
| Accounts receivable | 23,205 | 21,496 |
| Income taxes recoverable | 313 | 430 |
| Inventory | 20,229 | 19,715 |
| Prepaid expenses | 565 | 437 |
| Future income taxes | 3,309 | 3,050 |
| | 51,430 | 47,449 |
| OTHER ASSETS | 58 | 140 |
| FUTURE INCOME TAXES | 5,861 | 6,717 |
| CAPITAL ASSETS | 62,415 | 64,797 |
| DEFERRED CHARGES | 1,117 | 1,189 |
| GOODWILL | 2,744 | 2,744 |
| | $ 123,625 | $ 123,036 |
| **LIABILITIES** | | |
| CURRENT | | |
| Bank indebtedness | $ - | $ 894 |
| Accounts payable and accrued liabilities | 8,362 | 9,793 |
| Income taxes payable | 393 | 384 |
| Current portion of long-term debt (Note 4) | 3,676 | 4,927 |
| | 12,431 | 15,998 |
| LONG-TERM DEBT (Note 4) | 585 | 570 |
| FUTURE INCOME TAXES | 730 | 763 |
| | 13,746 | 17,331 |
| CONTINGENCIES (Note 8) | | |
| **SHAREHOLDERS' EQUITY** | | |
| Capital stock (Note 5) | 178,418 | 178,284 |
| Contributed surplus | 5,950 | 5,862 |
| Deficit | (59,646) | (63,119) |
| Cumulative translation adjustment | (14,843) | (15,322) |
| | 109,879 | 105,705 |
| | $ 123,625 | $ 123,036 |

## NQL DRILLING TOOLS INC. - Consolidated Statement of Operations (unaudited)

(thousands of Canadian dollars, except share and per share data)

| | For the three months ended March 31, | |
|---|---|---|
| | 2005 | 2004 (restated – note 3) |
| REVENUE | $ 21,874 | $ 16,054 |
| DIRECT EXPENSES | 10,300 | 9,012 |
| GROSS MARGIN | 11,574 | 7,042 |
| EXPENSES | | |
| General and administrative | 4,236 | 5,406 |
| Amortization | 2,453 | 2,005 |
| | 6,689 | 7,411 |
| INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE UNDERNOTED | 4,885 | (369) |
| INTEREST EXPENSE | (164) | (735) |
| STOCK-BASED COMPENSATION | (100) | (599) |
| FOREIGN EXCHANGE LOSS | (57) | (278) |
| OTHER INCOME | 24 | - |
| INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES | 4,588 | (1,981) |
| INCOME TAX (EXPENSE) RECOVERY | | |
| Current | (398) | 192 |
| Future | (717) | 534 |
| | (1,115) | 726 |
| INCOME (LOSS) FROM CONTINUING OPERATIONS | 3,473 | (1,255) |
| INCOME FROM DISCONTINUED OPERATIONS - net of income taxes (Note 3) | - | 309 |
| NET INCOME (LOSS) | $ 3,473 | $ (946) |
| | | |
| EARNINGS (LOSS) PER COMMON SHARE (Note 9) | | |
| Earnings (loss) per common share from continuing operations<br>Basic and diluted | $ 0.08 | $ (0.03) |
| Earnings (loss) per common share from discontinued operations<br>Basic and diluted | $ 0.00 | $ 0.01 |
| Earnings (loss) per common share - net<br>Basic and diluted | $ 0.08 | $ (0.02) |
| Weighted-average number of common shares outstanding - basic | 41,910,883 | 42,611,064 |
| Weighted-average number of common shares outstanding - diluted | 41,996,850 | 42,611,064 |

## NQL DRILLING TOOLS INC. - Consolidated Statement of Deficit (unaudited)

(thousands of Canadian dollars)

| | For the three months ended March 31, | |
|---|---|---|
| | 2005 | 2004 |
| DEFICIT, BEGINNING OF PERIOD | $ (63,119) | $ (25,884) |
| | | |
| NET INCOME (LOSS) FOR THE PERIOD | 3,473 | (946) |
| DEFICIT, END OF PERIOD | $ (59,646) | $ (26,830) |

## NQL DRILLING TOOLS INC. - Consolidated Statement of Cash Flow (unaudited)

(thousands of Canadian dollars)

| | For the three months ended March 31, | |
|---|---|---|
| | 2005 | 2004 (restated – note 3) |
| **Net inflow (outflow) of cash related to the following activities** | | |
| OPERATING ACTIVITIES | | |
| Loss from continuing operations | $ 3,473 | $ (1,255) |
| Items not affecting cash | | |
| Amortization | 2,453 | 2,005 |
| Amortization of deferred financing costs | 19 | 26 |
| Stock-based compensation | 100 | 599 |
| Future income taxes | 717 | (534) |
| Gain on sale of capital assets | (105) | (102) |
| | 6,657 | 739 |
| | | |
| Net change in operating working capital items from continuing operations | (3,688) | (1,557) |
| CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS | 2,969 | (818) |
| CASH PROVIDED BY DISCONTINUED OPERATIONS | - | 170 |
| TOTAL CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES | 2,969 | (648) |
| FINANCING ACTIVITIES | | |
| Bank indebtedness - net | (894) | 5,032 |
| Issuance of capital stock | 122 | 45 |
| Proceeds from long-term debt | 58 | 34,840 |
| Repayment of long-term debt | (1,305) | (34,455) |
| Cash used in discontinued operations | - | (2,896) |
| CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES | (2,019) | 2,566 |
| INVESTING ACTIVITIES | | |
| Other assets | 83 | (29) |
| Proceeds from the sale of capital assets | 1,846 | 1,013 |
| Deferred charges | (26) | (469) |
| Purchase of capital assets | (1,365) | (1,789) |
| Cash used in discontinued operations | - | (367) |
| CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES | 538 | (1,641) |
| INCREASE IN CASH | 1,488 | 277 |
| CASH, BEGINNING OF PERIOD | 2,321 | 2,031 |
| CASH, END OF PERIOD | $ 3,809 | $ 2,308 |
| | | |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | | |
| Interest paid | $ 192 | $ 919 |
| Income taxes paid (received) | $ 247 | $ (387) |

(thousands of Canadian dollars, except share and per share data)

## 1. BASIS OF PRESENTATION

These interim consolidated financial statements of NQL Drilling Tools Inc. ("the Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. These interim consolidated financial statements follow the same accounting policies and methods as the December 31, 2004 consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and related notes thereto for the year ended December 31, 2004.

## 2. SEASONALITY OF OPERATIONS

A large percentage of the Company's operations are carried on in Canada. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring breakup" has a direct impact on the Company's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally our slowest time.

## 3. DISCONTINUED OPERATIONS

(a) On February 5, 2004, the Company sold substantially all of the assets and liabilities related to Ackerman International Corp. ("Ackerman") for total proceeds of U.S. $1,425. In accordance with CICA Handbook Section 3475, the Company determined that the net proceeds were less than the carrying value of the net assets sold as at December 31, 2003 and recorded a write-down of $2,502. As such, there was no gain or loss recorded on the sale in 2004. Prior year's operating results and cash flows for this business have been presented separately as discontinued operations in these interim consolidated financial statements.

(b) On July 31, 2004, the Company sold all of the assets and liabilities of its Fishing Division for proceeds of $22,863 (net of transaction costs of $1,452), of which U.S. $1,000 was held in escrow and included in accounts receivable at December 31, 2004 (these funds were released in full in February 2005). As a result of the discontinued operations treatment of the Fishing Division, prior year's operating results and cash flows have been restated and presented separately in the consolidated statements of operations and cash flow in these interim consolidated financial statements.

(c) On August 27, 2004, the Company sold its Bits Division, through the sale of the outstanding shares of Diamond Products International, Inc. (DPI), for proceeds of $20,507 (net of transaction costs of $1,233), of which U.S. $3,000 was held in escrow to be released over a one year period based on the collection of certain foreign inventories and accounts receivable and the satisfaction of general indemnification provisions. At March 31, 2005, the Company had received U.S. $1,500 of the escrowed funds with the remaining balance included in accounts receivable. As a result of the discontinued operations treatment of the Bits Division, prior year's operating results and cash flows have been restated and presented separately in the consolidated statements of operations and cash flow in these interim consolidated financial statements.

(d) On September 14, 2004, the Company discontinued the provision of casing services in Mexico and sold all of the related assets for proceeds of $976. As a result of the discontinued operations treatment of the Mexican operations, prior year's operating results and cash flows have been restated and presented separately in the consolidated statements of operations and cash flow in these interim consolidated financial statements.





(thousands of Canadian dollars, except share and per share data)

(e) On December 19, 2003, a formal plan to dispose of the Company's Bolivian operations was approved by the Company's Board of Directors. Throughout 2004, management carried out an active program to sell this operation, which included engaging a third party business advisor to assist in the sales process. Throughout the process, the Company received several indications of interest from various parties in South America. However, none of these parties decided to proceed with a transaction. As a result, the Company terminated the sales process in late 2004. For reporting purposes, prior year's operating results, cash flows and balance sheets for this business have been returned to continuing operations in these interim consolidated financial statements.

For the three months ended March 31, 2005, there were no operating results relating to discontinued operations. Results of discontinued operations for the three months ended March 31, 2004 were as follows:

| | For the three months ended March 31, 2004 | | | | |
|---|---|---|---|---|---|
| | Ackerman | Fishing | Bits | Mexico | Total |
| Revenue | $ - | $ 6,460 | $ 5,156 | $ 62 | $ 11,678 |
| Income (loss) from discontinued operations - net of income taxes | $ - | $ 926 | $ (206) | $ (411) | $ 309 |

## 4. LONG-TERM DEBT

| | March 31, 2005 | December 31, 2004 |
|---|---|---|
| Canadian term loan, payable in quarterly principal payments of $833 bearing interest at prime plus 1.25% and secured by a general security agreement providing a first charge on all assets of the Company and its Canadian and U.S. subsidiaries | $ 3,500 | $ 4,750 |
| Vehicle loans and leases payable, interest rates varying from nil to 8% and secured by specific assets | 429 | 440 |
| Other | 332 | 307 |
| | 4,261 | 5,497 |
| Less current portion | 3,676 | 4,927 |
| | $ 585 | $ 570 |

On March 1, 2005, NQL's Credit Agreement with HSBC Bank Canada was amended to allow the Company to draw up to $10,000 on its existing Canadian term loan, which had a balance of $3,500 at March 31, 2005. The amended term loan is payable in quarterly principal payments of $833, beginning April 30, 2005 and due January 31, 2008. To-date, the Company has not drawn any of this additional term loan.

In April 2005, the Company repaid $2,400 on its Canadian term loan with available cash resources.





(thousands of Canadian dollars, except share and per share data)

## 5. CAPITAL STOCK

Changes in the Company's common shares and warrants outstanding during the three months ended March 31, 2005 are as follows:

| | Number | Amount |
|---|---|---|
| **Issued** | | |
| **Common shares** | | |
| Class A common shares | | |
| Balance at December 31, 2004 | 41,893,744 | $ 177,667 |
| Stock options exercised: | | |
| - cash consideration | 20,000 | 22 |
| - reclassification from contributed surplus | - | 12 |
| Warrants exercised: | | |
| - cash consideration | 43,662 | 100 |
| - reclassification | - | 302 |
| Balance at March 31, 2005 | 41,957,406 | 178,103 |
| *Warrants* | | |
| Balance at December 31, 2004 | 102,126 | 617 |
| Exercised | (43,662) | (302) |
| Expired | (5,000) | - |
| Balance at the March 31, 2005 | 53,464 | 315 |
| | | $ 178,418 |

In May 2004, 41,608 warrants (exercise price - $2.29/share) were exercised.

Changes in the Company's stock options outstanding during the three months ended March 31, 2005 are as follows:

| | Number | Average Exercise price |
|---|---|---|
| Options | | |
| Outstanding at December 31, 2004 | 1,907,500 | $ 2.83 |
| Cancelled | (107,500) | 5.86 |
| Exercised | (20,000) | 1.10 |
| Balance at March 31, 2005 | 1,780,000 | $ 2.67 |

*Stock-based compensation*

Effective January 1, 2004, the Company adopted the revisions to CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The revised section 3870 requires that the fair value of common share purchase options is calculated at the date of grant and that value is recorded in the financial statements over the vesting period of those options. For the three months ended March 31, 2005, the Company recorded compensation expense relating to stock options totaling $100 (2004 - $599) with an offsetting increase to contributed surplus.




DRILLING TOOLS inc.

(thousands of Canadian dollars, except share and per share data)

## 6. CUMULATIVE TRANSLATION ADJUSTMENT

The cumulative translation adjustment represents the net unrealized foreign currency translation loss on the Company's net investment in self-sustaining foreign operations.

| | | |
|---|---|---|
| Balance at December 31, 2004 | $ | 155,322 |
| Unrealized gain for the period on translation of net investment | | (479) |
| Balance at March 31, 2005 | $ | 14,843 |

The change in cumulative translation adjustment is primarily related to the change in the rate of exchange between the Canadian dollar and the U.S. dollar, and the effect this change has on the assets and liabilities of the Company's self-sustaining foreign subsidiaries. The U.S. dollar exchange rate at March 31, 2005 was 1.2173 (December 31, 2004 – 1.2048)

## 7. GUARANTEES

The Company has agreements in place to indemnify its Directors and Officers for certain events or occurrences while the Director or Officer is or was serving at the Company's request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company has Director and Officer liability insurance coverage that limits its exposure and enables the Company to recover a portion of any future amounts paid.

In the normal course of operations, the Company may provide indemnification to counterparties that would require the Company to compensate them for costs incurred as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon contract. Management does not expect the potential amount of these counterparty payments to have a material effect on the Company's financial position or operating results.

In conjunction with the sale of the Bits divisions, the Company agreed to standard indemnification provisions, resulting in a portion of the proceeds being placed in escrow for a period of one year. Management is not aware of any material issues that would impact the recoverability of this amount other than as provided for in the consolidated financial statements.

## 8. CONTINGENCIES

The Canada Revenue Agency ("CRA") is auditing certain of the Company's transfer pricing methodologies for the fiscal years 1997 to 2002. During the fourth quarter of 2003, and in compliance with requests made by the CRA, NQL filed extensive documents in support of its transfer pricing methodologies. Although the transfer pricing discussions with the CRA continued into the first quarter of 2005, the CRA issued a reassessment in the amount of $708 for the 1997 fiscal year since the year was about to go statute barred. Management plans to object to the reassessment and will vigorously defend its position through a combination of the competent authority and appeal processes. In addition, management, with its advisors, will continue the discussions with the CRA with respect to the transfer pricing issues for the remaining open years. Due to the nature of the matter, the amount of the loss, if any, cannot be reasonably estimated and therefore no amounts have been accrued in the Company's financial statements. Management estimates the maximum after-tax charge resulting from the most negative outcome on resolution of this matter could be up to $4.7 million. However, it is likely that this amount would be significantly reduced upon request for relief from double taxation with the Competent Authority. At March 31, 2005, the Company had loss carry forwards available, which could be used to reduce the cash impact of any assessment by approximately $4.4 million.

(thousands of Canadian dollars, except share and per share data)

## 9. EARNINGS PER COMMON SHARE

In calculating earnings per common share under the treasury stock method, the numerator remains unchanged from the basic earnings per common share calculation, as the assumed exercise of the Company's stock options and share purchase warrants does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted earnings per common share is as follows:

| | For the three months ended March 31, | |
|---|---|---|
| | 2005 | 2004 |
| Weighted average number of common shares outstanding - basic earnings per common share | 41,910,883 | 42,611,064 |
| Effect of dilutive securities | 85,967 | - |
| Weighted average number of common shares outstanding diluted earnings per common share | 41,996,850 | 42,611,064 |

For the three months ended March 31, 2004, the effect of dilutive securities is anti-dilutive.

## 10. SEGMENTED INFORMATION

The Company operates in the following geographical segments. Revenue is attributed to these geographical segments based on the country from which the product or service originates.

| | For the three months ended March 31, | |
|---|---|---|
| | 2005 | 2004 |
| **Revenue** | | |
| Canada | $ 6,739 | $ 4,818 |
| United States | 10,219 | 7,172 |
| International | 4,916 | 4,064 |
| | $ 21,874 | $ 16,054 |
| | | |
| **Capital assets** | | |
| Canada | $ 23,557 | $ 24,199 |
| United States | 26,643 | 33,364 |
| International | 12,215 | 15,460 |
| | $ 62,415 | $ 73,023 |

## 11. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's presentation.




NQL
DRILLING TOOLS inc.

## HEAD OFFICE

NQL Drilling Tools Inc.
1507-4th Street
Nisku, Alberta, Canada
T9E 7M9
Telephone: (780) 955-8828
Facsimile: (780) 955-3309
website: www.nql.com

## DIRECTORS

S. Patrick Shouldice – Chairman (2)
Calgary, Alberta

Thomas R. Bates, Jr. (1)
Houston, Texas

John G. Clarkson (2) (3)
Calgary, Alberta

William J Myers (1)
Carbondale, Colorado

Kevin L. Nugent (3)
Calgary, Alberta

Dean G. Prodan (1) (2) (3)
Calgary, Alberta

(1) member of the audit and corporate governance committee
(2) member of the compensation committee
(3) member of the communications and disclosure committee

## OFFICERS

Kevin L. Nugent
President and Chief Executive Officer

Jeffrey B. Bennett
Vice President

Darren B. Stevenson
Corporate Controller

Susan J. Foote
Corporate Secretary

## BANKER

HSBC Bank Canada
Calgary, Alberta

## LEGAL COUNSEL

Miles Davison LLP
Calgary, Alberta

## AUDITORS

Deloitte & Touche LLP
Edmonton, Alberta

## REGISTRAR AND TRANSFER AGENT

CIBC Mellon Trust Company
Suite 600, 333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1
Telephone: (780) 232-2400
Facsimile: (780) 264-2100
For Change of Address / Lost Share Certificates / General Inquiries, please notify by mail, telephone or fax

## INVESTOR RELATIONS CONTACT

Susan J. Foote
Corporate Secretary
Telephone: (780) 955-8828
Facsimile: (780) 955-3309
e-mail: sue.foote@nql.com

Financial reports and additional information can be downloaded from the Investor Relations menu under www.nql.com




DRILLING TOOLS inc.

CANADA
Nisku, AB (Head Office)
Calgary, AB
Estevan, SK

USA
Bakersfield, CA
Casper, WY
Corpus Christi, TX
Interlochen (Traverse City), MI
Lafayette, LA
Odessa, TX
Oklahoma City, OK
Parkersburg, WV
Stafford (Houston), TX
Vernal, UT

SOUTH AMERICA
Anaco, Venezuela
Barinas, Venezuela
Cuidad Ojeda, Venezuela
Neuquen, Argentina
Santa Cruz, Bolivia

EUROPE
Akersloot, Netherlands

MIDDLE EAST
Dubai, UAE



CANADA

Nisku (Edmonton), Alberta
780-955-8828

Calgary, Alberta
403-266-3700

Estevan, Saskatchewan
306-634-8828

UNITED STATES

Bakersfield, California
661-327-0226

Casper, Wyoming
307-237-9163

Corpus Christi, Texas
361-387-9100

Interlochen (Traverse City), Michigan
231-357-3377

Lafayette, Louisiana
337-856-1060

Odessa, Texas
432-580-5346

Oklahoma City, Oklahoma
405-688-5000

Parkersburg, West Virginia
304-482-6706

Stafford (Houston), Texas
281-568-1336

Vernal, Utah
435-828-8130

INTERNATIONAL

Argentina
Neuquen
54-299-448-2808

Bolivia
Santa Cruz
5913-352-4107

The Netherlands
Akersloot
31-72-53-53-53-5

United Arab Emirates
Dubai
9714-347-7719

Venezuela
Ciudad Ojeda
58-265-631-0511

Anaco
58-282-425-5478

Barinas
58-273-533-0808

For complete address and contact information see NQL's website at www.nql.com




DRILLING TOOLS inc.

DRILLING TOOLS inc.

FIRST QUARTER REPORT

MARCH 31, 2005

**FORM 52 – 109FT2**

**CERTIFICATION OF INTERIM FILINGS**

**DURING TRANSITION PERIOD**

I, Darren Stevenson, Corporate Controller, acting in the capacity of Chief Financial Officer of NQL Drilling Tools Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of NQL Drilling Tools Inc. (the "issuer") for the interim period ended March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

May 12, 2005

/s/ Darren Stevenson
Darren Stevenson
Corporate Controller, acting in the capacity of Chief Financial Officer


SEC MAIL PROCESSING
RECEIVED
MAY 19 2005
WASH. D.C.
SECTION

**FORM 52 – 109FT2**

**CERTIFICATION OF INTERIM FILINGS**

**DURING TRANSITION PERIOD**

I, Kevin L. Nugent, President and Chief Executive Officer of NQL Drilling Tools Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of NQL Drilling Tools Inc. (the "issuer") for the interim period ended March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

May 12, 2005

*/s/ Kevin L. Nugent*
Kevin L. Nugent
President and Chief Executive Officer



DRILLING TOOLS inc.

1507 – 4 Street, Nisku, Alberta, Canada T9E 7M9
Tel: (780) 955-8828 Fax: (780)955-3309
E-mail: investor.info@nql.com
Website: http://www.nql.com

May 17, 2005

The Ontario Securities Commission
The Alberta Securities Commission
The British Columbia Securities Commission
The Quebec Securities Commission
The Manitoba Securities Commission
The Nova Scotia Securities Commission

Dear Sirs:

Please accept this letter as written confirmation that NQL Drilling Tools Inc.'s first quarter report for the three months ended March 31, 2005 has been distributed to all parties listed on the supplemental mailing list. The date of mailing was May 13, 2005.

Sincerely,

*"Signed"*

Susan J. Foote
Corporate Secretary